SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	March	2023
Commission File Number	001-31880

Yamana Gold Inc.
(Translation of registrant’s name into English)

ROYAL BANK PLAZA, NORTH TOWER 200 BAY STREET, SUITE 2200 TORONTO, ONTARIO, CANADA M5J2J3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Yamana Gold Inc. Material Change Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yamana Gold Inc.
(Registrant)
Date:	April 4, 2023	By:	/s/ Delaney Fisher
			Name:	Delaney Fisher
			Title:	Director